FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:      September 2009

Commission File Number:      000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 Document 2 Document 3 Document 4	News Release dated September 8, 2009 Material Change Report dated September 8, 2009 News Release dated September 10, 2009 Material Change Report dated September 10, 2009

Document 1

#711-675 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6B 1N2
TELEPHONE: 604-685-2222
FAX: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: September 8, 2009	TSX-V:AGX

Amador Gold Corp Samples 60.68 g/t Gold, 23.93 g/t Silver and 0.47% Copper on RHB Zone at Horwood Property

o	OTHER GRAB SAMPLES INCLUDE 54.51 AND 18.82 G/T GOLD

o	HISTORICAL WORK INDICATES GOLD POTENTIAL ON LABBE ZONES NOT TESTED AT DEPTH

VANCOUVER, — Amador Gold Corp. (TSX-V:AGX) (the “Company”) is pleased to announce that further sampling of a recent high grade gold discovery has produced grab samples of up to 60.68 g/t gold. The samples were taken approximately 1.5 meters to 2.5 meters from samples announced in August which assayed up to 75.0 g/t gold.

Three grab samples collected on the RHB Zone returned values of 60.68 g/t Au, 23.9 g/t Ag and 0.47% Cu, 54.51 g/t Au, 28.1 g/t Ag, 0.53% Cu and 18.82 g/t Au.

“We are extremely pleased to have confirmed high grade gold in the RHB zone as well as with the elevated values of both silver and copper. Our geological team is currently exploring this new zone and compiling data from historic and recent work completed in the area in an attempt to expand on what may be a deep-seated, gold system.” comments Company President, Richard Hughes. “There are numerous new and historic zones on the Horwood property which have never been drill tested at depth which is encouraging given the number of deep discoveries recently made in the Timmins camp.”

An audio interview with Peter Caldbick, the Company’s PGeo for the Horwood Project, was completed following August’s gold announcement Horwood property is available via the following link (please note the interview does not include most recent values):

http://smallcapepicenter.com/executive/AGXbtpr06August2009/index.htm

Previous exploration programs had confirmed the presence of both gold and volcanogenic massive sulphide-style (VMS) mineralization at the wholly owned project. Previously reported grab samples from quartz veins within gabbros returned values of 17.30 g/t (grams per tonne) gold, 22.72 g/t gold and 19.68 g/t gold approximately 2.5 km to the west of the RHB zone.

The Horwood Project is located along a splay off of the Destor-Porcupine Fault Zone referred to as the Hardiman Bay Splay, approximately 60 km southwest of recent gold discoveries made by Lakeshore Gold Corp. and West Timmins Mining Inc.

Peter Caldbick, P.Geo., and Charlie Hartley, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company’s Horwood Project. Project supervision is by Charlie Hartley and the contents of the press release have been reviewed and approved by Peter Caldbick.

About Amador Gold

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada. These projects include the Loveland gold-copper-nickel project which recently completed its spring drill program and the Horwood gold project.

For information on active projects and to see Smartstox interviews with Company president, Richard Hughes, please visit the Company’s website at www.amadorgoldcorp.com.

Contact Information

Corporate Inquiries: Phone: Email: Website:	Kevin Hull or Alan Campbell, Investor Relations (604) 685-2222 info@amadorgold.com www.amadorgoldcorp.com
AGORACOM Investor Relations: Email: Website:	AGX@agoracom.com http://www.agoracom.com/ir/Amador

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

To:	British Columbia Securities Commission Alberta Securities Commission TSX Venture Exchange

Item 1.	Name and Address of Company - Amador Gold Corp., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.	Date of Material Change - September 8, 2009.

Item 3.	News Release - News Release issued September 8, 2009 at Vancouver, BC.

Item 4.	Summary of Material Change - Amador Gold Corp. (TSX-V:AGX) announces that further sampling of a recent high grade gold discovery has produced grab samples of up to 60.68 g/t gold.

Item 5.	Full Description of Material Change - Amador Gold Corp. (TSX-V:AGX) announces that further sampling of a recent high grade gold discovery has produced grab samples of up to 60.68 g/t gold. The samples were taken approximately 1.5 meters to 2.5 meters from samples announced in August which assayed up to 75.0 g/t gold.

Three grab samples collected on the RHB Zone returned values of 60.68 g/t Au, 23.9 g/t Ag and 0.47% Cu, 54.51 g/t Au, 28.1 g/t Ag, 0.53% Cu and 18.82 g/t Au.

"We are extremely pleased to have confirmed high grade gold in the RHB zone as well as with the elevated values of both silver and copper. Our geological team is currently exploring this new zone and compiling data from historic and recent work completed in the area in an attempt to expand on what may be a deep-seated, gold system." comments Company President, Richard Hughes. "There are numerous new and historic zones on the Horwood property which have never been drill tested at depth which is encouraging given the number of deep discoveries recently made in the Timmins camp."

An audio interview with Peter Caldbick, the Company's PGeo for the Horwood Project, was completed following August's gold announcement Horwood property is available via the following link (please note the interview does not include most recent values):

http://smallcapepicenter.com/executive/AGXbtpr06August2009/index.htm

Previous exploration programs had confirmed the presence of both gold and volcanogenic massive sulphide-style (VMS) mineralization at the wholly owned project. Previously reported grab samples from quartz veins within gabbros returned values of 17.30 g/t (grams per tonne) gold, 22.72 g/t gold and 19.68 g/t gold approximately 2.5 km to the west of the RHB zone.

The Horwood Project is located along a splay off of the Destor-Porcupine Fault Zone referred to as the Hardiman Bay Splay, approximately 60 km southwest of recent gold discoveries made by Lakeshore Gold Corp. and West Timmins Mining Inc.

Peter Caldbick, P.Geo., and Charlie Hartley, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Horwood Project. Project supervision is by Charlie Hartley and the contents of the press release have been reviewed and approved by Peter Caldbick.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102 - Not applicable.

Item 7.	Omitted Information - The undersigned is aware of no information of a material nature that has been omitted.

Item 8.	Executive Officer - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9.	Date of Report - Dated at Vancouver, British Columbia, this 8th day of September 2009.

Document 3

#711-675 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6B 1N2
TELEPHONE: 604-685-2222
FAX: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: September 10, 2009	TSX-V:AGX

AMADOR GOLD CORP SAMPLES 28.87 G/T GOLD AND 26.4 G/T GOLD 950 METERS AWAY FROM
RECENT HIGH-GRADE DISCOVERY

o	SAMPLES COLLECTED FROM LABBE ZONE #1 ZONE LOCATED 950 METERS SOUTHEAST OF HIGH GRADE RHB ZONE

o	75.0 G/T AND 60.68 G/T RECENTLY SAMPLED FROM RHB ZONE

o	HISTORIC WORK AND SHALLOW DRILLING DONE BY QUEENSWAY MINES IN 1962 TRACED QUARTZ VEIN ON LABBE #1 ZONE ON STRIKE FOR 76.2 METERS (250 FEET) WITH AN AVERAGE GRADE OF 17.49 G/T (0.51 OZ/TON) GOLD OVER 0.91 METERS (3.0 FEET)

o	LABBE #1 AND #3 ZONES HAVE NEVER BEEN TESTED AT DEPTH

VANCOUVER, — Amador Gold Corp. (TSX-V:AGX) (the “Company”) is pleased to announce that two samples collected from the Labbe #1 Zone has returned assays of 28.87 g/t and 26.4 g/t gold. The samples were taken approximately 950 meters southeast of the recently discovered high-grade RHB Zone which assayed up to 75.0 g/t gold.

Historic work done by Queensway Mines in 1962 on the Labbe #1 and Labbe #3 zones was limited to trenching, channel sampling, and shallow drilling. In the Labbe #1 zone a narrow gold bearing quartz vein was traced for a strike length of 76.2 meters (250 feet) with an average grade of 17.49 g/t (0.51 oz/t) Au over 0.91 meters (3.0 feet.) No subsequent deep drilling has occurred on this vein system.

“The confirmation of high-grade gold in the Labbe #1 zone along with the historic results improves our understanding of the Horwood gold occurrences. We are encouraged by the number of high-grade gold showings occurring within and proximal to the Horwood Peninsula Pluton and are continuing to explore the possibility of a deep seated gold system,” comments Company President, Richard Hughes.

The Company has recently completed a map showing both new and historic zones and their locations relative to the Horwood Peninsula Pluton. To view the map, please click on the following link or cut and paste the link into your web browser:

http://www.amadorgoldcorp.com/i/pdf/Horwood_showings.pdf

The samples taken from the Labbe #1 Zone occur within the Horwood Peninsula Pluton. Two other historic gold occurrences, the Haddington showing and the Horpen Showing, occur near the contact.

The Labbe #3 zone and the new RHB zone occur within the granodiorite. The Labbe #3 vein system has been documented to possess a strike length of 67.67 meters (222 feet) with an average grade of 10.63 g/t (0.31 oz/t) Au although the average width is unknown.

The Horwood Project is located along a splay off the Destor-Porcupine Fault, the Hardiman Bay Fault, approximately 60 km southwest of recent gold discoveries made by Lakeshore Gold Corp. and West Timmins Mining Inc.

For more information on the Horwood Gold property and to listen to a recent interview with Project Geologist, Peter Caldbick, PGeo, please click on the following link:

http://smallcapepicenter.com/executive/AGXbtpr06August2009/index.htm

Peter Caldbick, P.Geo., and Charles Hartley, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company’s Horwood Project. Project supervision is by Charles Hartley and the contents of the press release have been reviewed and approved by Peter Caldbick.

About Amador Gold

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada. These projects include the Loveland gold-copper-nickel project program and the Horwood gold project.

Contact Information

Corporate Inquiries: Phone: Email: Website:	Kevin Hull or Alan Campbell, Investor Relations (604) 685-2222 info@amadorgold.com www.amadorgoldcorp.com
AGORACOM Investor Relations: Email: Website:	AGX@agoracom.com http://www.agoracom.com/ir/Amador

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 4

MATERIAL CHANGE REPORT

To:	British Columbia Securities Commission Alberta Securities Commission TSX Venture Exchange

Item 1.	Name and Address of Company - Amador Gold Corp., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.	Date of Material Change - September 10, 2009.

Item 3.	News Release - News Release issued September 10, 2009 at Vancouver, BC.

Item 4.	Summary of Material Change - Amador Gold Corp. (TSX-V:AGX) announces that further sampling of a recent high grade gold discovery has produced grab samples of up to 60.68 g/t gold.

Item 5.	Full Description of Material Change - Amador Gold Corp. (TSX-V:AGX) announces that two samples collected from the Labbe #1 Zone has returned assays of 28.87 g/t and 26.4 g/t gold. The samples were taken approximately 950 meters southeast of the recently discovered high-grade RHB Zone which assayed up to 75.0 g/t gold.

Historic work done by Queensway Mines in 1962 on the Labbe #1 and Labbe #3 zones was limited to trenching, channel sampling, and shallow drilling. In the Labbe #1 zone a narrow gold bearing quartz vein was traced for a strike length of 76.2 meters (250 feet) with an average grade of 17.49 g/t (0.51 oz/t) Au over 0.91 meters (3.0 feet.) No subsequent deep drilling has occurred on this vein system.

"The confirmation of high-grade gold in the Labbe #1 zone along with the historic results improves our understanding of the Horwood gold occurrences. We are encouraged by the number of high-grade gold showings occurring within and proximal to the Horwood Peninsula Pluton and are continuing to explore the possibility of a deep seated gold system," comments Company President, Richard Hughes.

The Company has recently completed a map showing both new and historic zones and their locations relative to the Horwood Peninsula Pluton. To view the map, please click on the following link or cut and paste the link into your web browser:

http://www.amadorgoldcorp.com/i/pdf/Horwood_showings.pdf

The samples taken from the Labbe #1 Zone occur within the Horwood Peninsula Pluton. Two other historic gold occurrences, the Haddington showing and the Horpen Showing, occur near the contact.

The Labbe #3 zone and the new RHB zone occur within the granodiorite. The Labbe #3 vein system has been documented to possess a strike length of 67.67 meters (222 feet) with an average grade of 10.63 g/t (0.31 oz/t) Au although the average width is unknown.

The Horwood Project is located along a splay off the Destor-Porcupine Fault, the Hardiman Bay Fault, approximately 60 km southwest of recent gold discoveries made by Lakeshore Gold Corp. and West Timmins Mining Inc.

For more information on the Horwood Gold property and to listen to a recent interview with Project Geologist, Peter Caldbick, PGeo, please click on the following link:

http://smallcapepicenter.com/executive/AGXbtpr06August2009/index.htm

Peter Caldbick, P.Geo., and Charles Hartley, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Horwood Project. Project supervision is by Charles Hartley and the contents of the press release have been reviewed and approved by Peter Caldbick.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102 - Not applicable.

Item 7.	Omitted Information - The undersigned is aware of no information of a material nature that has been omitted.

Item 8.	Executive Officer - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9.	Date of Report - Dated at Vancouver, British Columbia, this 10th day of September 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP. (Registrant)
Date: September 10, 2009	By: /s/ Beverly J. Bullock Beverly J. Bullock, Corporate Secretary